September 16, 2009

Via EDGAR

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Filed February 13, 2009
File No. 333-157304
(the "Registration Statement")

Dear Mr. Mancuso:

We are counsel to WindTamer Corporation (“WindTamer” or the “Company”).  The Company has requested that we provide this opinion letter in response to comment 1 in your letter to the Company dated September 8, 2009 in connection with the Registration Statement.  Specifically, you requested to the Company the following:  "Please provide us a clear and unconditional opinion of counsel qualified to opine on relevant law regarding:

•           whether any future consideration must be provided, in the form of services to be performed by the consultants or otherwise, in order for WindTamer Corporation to have received full consideration for the sale of the options; and

•           whether WindTamer Corporation has any remedies, through forfeiture of securities or otherwise, if the consultants that received the options do not perform the anticipated services that were the consideration for the options."

For purposes of this opinion letter, we have reviewed the following documents (collectively, the “Reviewed Documents”):

1.           the Stock Option Agreements made and entered into as of July 10, 2008 by and between Future Energy Solutions, Inc.  (n/k/a WindTamer Corporation) and each of Michael Hughes, Charles LaLoggia and Peter Kolokouris  (collectively, the “Consultants”) as amended November 19, 2008 (the form of which is attached as Exhibit 10.1 to the Registration Statement on Form 10 filed by Company with the Securities and Exchange Commission on November 26, 2008 (File No. 000-53510) (the “July 2008 Option Agreement”));

September 16, 2009

2.           the Stock Option Agreements made and entered into as of November 19, 2008 by and between Future Energy Solutions, Inc. (n/k/a WindTamer Corporation) and each of the Consultants (the form of which is attached as Exhibit 10.6 to the Registration Statement on Form 10 filed by Company with the Securities and Exchange Commission on November 26, 2008 (File No. 000-53510) (the “November 2008 Option Agreement” and together with the July 2008 Option Agreement, the “Option Agreements”));

3.           Amendment No. 6 to the Registration Statement as filed by the Company with the Securities and Exchange Commission on September 16, 2009; and

4.           the response letters from the Company submitted to the Securities and Exchange Commission regarding the Registration Statement, as amended, which letters are dated as follows: March 30, 2009; May 1, 2009; July 16, 2009; August 11, 2009; August 31, 2009 and September 16, 2009, respectively.

We have conducted no independent factual investigation of our own and have relied solely on the Reviewed Documents, the statements and information set forth therein and in a certificate from the chief executive officer of the Company, and the additional matters related or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

In rendering these opinions, we have assumed and relied upon, without independent investigation, other than the inquiry referred to above: (i) the genuineness of all signatures on all documents submitted to us as originals; (ii) the conformity to the originals of all documents submitted to us as certified or photostatic copies; (iii) that any action taken by a party to the Reviewed Documents in connection with the performance or enforcement of the Reviewed Documents will be lawful, commercially reasonable and taken in good faith and that such other party will seek to enforce their rights only in circumstances and in a manner in which it is equitable and commercially reasonable to do so and otherwise in accordance with applicable law; (iv) that there has been no mutual mistake of fact and there exists no fraud or duress; (v) that the transactions contemplated by the Reviewed Documents comply with any test of good faith, fairness or conscionability required by law; (vi) that all natural persons signing a Reviewed Document have sufficient legal capacity to do so; (vii) that all entities signing a Reviewed Document have the requisite organizational power and authority to execute and deliver each document to which they are a party, and to perform their respective obligations under each of the documents to which they are a party; and (viii) that the Company will not take any discretionary action permitted or facilitated by the Reviewed Documents that in the future would result in a violation of law or constitute a breach or default under any other agreement or court order to which the Company is a party.

The opinions below are subject to: (i) bankruptcy, insolvency and other laws affecting the rights and remedies of creditors generally; (ii) laws affecting the right to collect any payment to the extent that such payment constitutes a penalty, premium, forfeiture or late payment charge; (iii) the general principles of equity and the exercise of judicial discretion, whether applied by a court of law or equity; (iv) the judicial imposition of an implied covenant of good faith and fair dealing, public policy or the discretion of any court as to the enforcement of remedies; and (v) generally applicable rules of law that afford judicial discretion regarding the determination of damages and entitlement to attorney’s fees and other costs.

September 16, 2009

The opinions expressed herein are limited to the law of the State of New York. We believe that it is proper to apply New York law to determine the issues addressed in paragraphs 1 and 2 below. The Option Agreements, according to their terms, are governed by New York law. See July 2008 Option Agreement §14; and November 2008 Option Agreement §13. The Option Agreements were granted, executed and delivered in New York State. See July 2008 Option Agreement §14; and November 2008 Option Agreement §13. The Company is a New York corporation.

Based on and subject to the foregoing, we express the following opinions:

1.           No future consideration must be provided, in the form of services to be performed by the Consultants or otherwise, in order for the Company to have received full consideration for the sale of the options pursuant to the Option Agreements; and

2.           The Company has no remedies under the Option Agreements, through forfeiture of securities or otherwise, based upon the non-provision of services by the Consultants.

This opinion letter is being delivered to you in connection with the above-described matter and may not be relied on by you for any other purpose.  This opinion letter may not be relied on by or furnished to any other person without our prior written consent.

Very truly yours,

WOODS OVIATT GILMAN LLP

/s/ Woods Oviatt Gilman, LLP